April 3, 2001


Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C.  20549

Attn: Todd Schiffman, Assistant Director

Re:   Harbour Entertainment, Inc.
      Withdrawal of Form SB-2 filed on October 2, 2000 (File No. 333-35932)

Gentlemen:

     At the request of our client, Harbour Entertainment, Inc., we hereby request withdrawal of the above-referenced registration statement pursuant to Rule 477(a) of the Securities Act of 1933, as amended, due to the fact that the minimum amount of securities was not sold. No securities were sold in connection with the offering. The Company intends to avail itself of Rule 155 by engaging in private sales in accordance with the Rule.

                                      Very truly yours,

                                      BLAU, KRAMER, WACTLAR
                                        & LIEBERMAN, P. C.

                                      /s/ David H. Lieberman
                                      By:  David H. Lieberman